SCHEDULE 1

Transactions in the Shares of Common Stock of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following table sets forth all transactions in the shares of Common Stock reported herein effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price. The number of shares of Common Stock, Price per Share and the Price Range below do not give effect to a 1:8 reverse stock split that became effective on June 12, 2025.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

05/27/2025	(74,764)	0.64	0.56-0.69
05/28/2025	(7,298)	0.57
05/29/2025	(4,797)	0.58
05/30/2025	(5,419)	0.56
06/02/2025	(4,861)	0.57
06/03/2025	(5,714)	0.62
06/04/2025	(11,059)	0.68
06/05/2025	(2,367)	0.69
06/06/2025	(3,291)	0.67
06/09/2025	(1,476)	0.66
06/10/2025	(495)	0.60